21001821

SEC Mail Processing Section
MAR 01 2021
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shot Tower Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

621 East Pratt Street - Suite 600
(No. and Street)

Baltimore (City) **MD** (State) **21202** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dunn **410-376-7900**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Smith Elliott Kearns & Company LLC
(Name - if individual, state last, first, middle name)

19405 Emerald Square, Suite 1400 (Address) **Hagerstown** (City) **MD** (State) **21742** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David R. Dunn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Shot Tower Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & General Counsel
Title

Subscribed and sworn
to before me
this 23rd day of February 2021

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, David R. Dunn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Shot Tower Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

President & General Counsel

Title

Subscribed and sworn to before me this 23rd day of February 2021

[signature]

Notary Public

VALERIE L. ARGENTINO
Notary Public - Maryland
Baltimore County
My Commission Expires on
May 6, 2024

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements And Independent Auditor's Report Pursuant to (Rule 17a-5(e)(3)) (Confidential)

December 31, 2020

Shot Tower Securities, LLC

SHOT TOWER SECURITIES LLC

CONTENTS

SEK CPAs & ADVISORS | Guidance You Can Count On.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shot Tower Securities, LLC
Baltimore, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shot Tower Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Shot Tower Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Shot Tower Securities, LLC's management. Our responsibility is to express an opinion on Shot Tower Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Shot Tower Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2020, Statement Pursuant to Paragraph (d)(2) of Rule 17A-5, and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission at December 31, 2020 (here in referred to as supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Shot Tower Securities, LLC's financial statements. The supplemental information is the responsibility of Shot Tower Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

We have served as Shot Tower Securities, LLC's auditor since 2014.

Hagerstown, Maryland
February 23, 2021

SHOT TOWER SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash and cash equivalents	$	19,758
Prepaid Expenses		2,132
TOTAL ASSETS	$	21,890

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to Shot Tower Capital	$	300
TOTAL LIABILITIES		300
MEMBER'S EQUITY		21,590
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	21,890

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Other revenue	$ -
TOTAL REVENUES	-
EXPENSES	
Professional Fees	29,584
Office and related	2,324
TOTAL EXPENSES	31,908
Net Loss	$ (31,908)

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBER'S EQUITY, December 31, 2019	$	23,498
Member's contributions		30,000
Net loss		(31,908)
MEMBER'S EQUITY, DECEMBER 31, 2020	$	21,590

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(31,908)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(538)
Accounts payable		(1,200)
NET CASH USED BY OPERATING ACTIVITIES		(33,646)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contributions		30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		30,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		(3,646)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		23,404
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	19,758

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Shot Tower Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in September, 2013, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 10, 2014, which is the date that business commenced.

Shot Tower Securities, LLC is a single member LLC, wholly-owned by Shot Tower Capital, LLC (Parent). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Baltimore, MD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. For the year ended December 31, 2020 the firm has not recorded any revenue.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company records fees as they are earned based on the services provided, the closing of certain securities transactions, or as revenues are assigned by the Parent company. Fees assigned by the Parent company generally occur after the majority of the related expenses have been incurred.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the member.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2016. The years 2016 to 2020 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $19,458, which exceeded its requirement by $14,458.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2020, this ratio was .02 to 1.

Note 5 - Transactions with Related Parties

The Company has a service agreement with its Parent in which indirect expenses are paid by the Parent and only direct expenses are reimbursed to the Parent. The company as of December 31, 2020 owed the parent $300 for a direct expense that was paid by the parent.

Note 6 - Commitments and Contingencies

The Company was established for the purpose of handling transaction with customers of the Parent Company that require a registered broker dealer. The Company or its Parent have not engaged in these transactions since 2014, however, the Company continues to incur fixed operating costs. This condition has required the Parent Company to contribute capital in order to meet operating cash flow needs and minimum net capital requirements. Management and the Parent Company plan to continue contributing capital as necessary to keep the broker-dealer active.

Note 7 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2020 through the date of February 23, 2021, which is the date that these financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SHOT TOWER SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 21,590
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	2,132
NET CAPITAL	19,458
Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher)	5,000
EXCESS NET CAPITAL	$ 14,458
AGGREGATE INDEBTEDNESS	
Payables and other liabilities	$ 300
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) OF RULE 17a-5
No material differences as of December 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

SEK
CPAs & ADVISORS
Guidance You Can Count On.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Shot Tower Securities, LLC
Baltimore, Maryland

We have reviewed management's statements, included in the accompanying Exemption to Possession and Control Requirements Under Customer Protection Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Shot Tower Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shot Tower Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(i) (the exemption provisions) and (2) Shot Tower Securities, LLC stated that Shot Tower Securities, LLC met the identified exemption provisions throughout the most recent fiscal year December 31, 2020 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to traditional private placement transactions and mergers and acquisitions advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Shot Tower Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shot Tower Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 23, 2021

SHOT TOWER SECURITIES, LLC

Exemption Report
December 31, 2020

Shot Tower Securities, LLC ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R.§240.15c3-3 by operating in reliance on Footnote 74 of SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Firm has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

- The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

I, David Dunn, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

David Dunn

President

Shot Tower Securities, LLC